Exhibit 99.2

RECENT DEVELOPMENT

Unless otherwise stated or unless the context otherwise requires, the terms, “we,” “us,” “our,” “our Company,” “Gracell” refer to Gracell Biotechnologies Inc.

Results of Operations for the Six Months Ended June 30, 2023

Set forth below is a discussion of our unaudited statements of comprehensive loss data for the six months ended June 30, 2022 and 2023. In the below discussion, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi are made at a rate of RMB7.2513 to US$1.00, the exchange rate in effect as of June 30, 2023 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

Six Months Ended June 30, 2023 compared to Six Months Ended June 30, 2022

Research and Development Expenses

Research and development expenses for the six months ended June 30, 2023 were RMB241.3 million (US$33.3 million), compared to RMB238.9 million for the six months ended June 30, 2022. This increase of RMB2.4 million (US$0.3 million) was primarily due to the increased spending on research, development, and clinical trials, offsetting by decreased payroll and personnel expenses and professional services.

Administrative Expenses

Administrative expenses for the six months ended June 30, 2023 were RMB66.4 million (US$9.2 million), compared to RMB66.7 million for the six months ended June 30, 2022. This decrease of RMB0.3 million (US$0.05 million) was primarily attributable to the decrease in professional services.

Interest Income

Interest income for the six months ended June 30, 2023 was RMB19.9 million (US$2.7 million) as compared to RMB5.2 million for the six months ended June 30, 2022. This increase of RMB14.7 million (US$2.0 million) was primarily attributable to interest earned on higher interest rate made in the six months ended June 30, 2023.

Interest Expense

Interest expense for the six months ended June 30, 2023 was RMB3.4 million (US$0.5 million), compared to RMB3.1 million for the six months ended June 30, 2022. This increase of RMB0.3 million (US$0.04 million) was primarily attributable to interest incurred on the new borrowings in the six months ended June 30, 2023.

Other Income

Other income for the six months ended June 30, 2023 was RMB6.5 million (US$0.9 million), compared to RMB1.9 million for the six months ended June 30, 2022. This increase of RMB4.6 million (US$0.6 million) was primarily attributable to the subsidies we received from the PRC local government in the six months ended June 30, 2023.

Foreign Exchange Loss

Foreign exchange loss for the six months ended June 30, 2023 was RMB9.7 million (US$1.3 million), compared to a foreign exchange loss of RMB3.4 million for the six months ended June 30, 2022. This increase in the foreign exchange loss of RMB6.3 million (US$0.9 million) was primarily attributable to unfavorable foreign exchange rate fluctuating during the six months ended June 30, 2023.

Liquidity and Capital Resources

We do not currently have any approved products and have not generated any revenue from product sales. We have funded our operations to date primarily through a combination of equity and debt financing. As of June 30, 2023, we have RMB1,188.0 million (US$163.8 million) in cash and cash equivalents and short-term investments.

Cash Flows

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2023 was RMB281.8 million (US$38.9 million), primarily attributable to a net loss of RMB298.7 million (US$41.2 million), which were partially offset by an adjustment from the RMB25.6 million (US$3.5 million) recognized in depreciation of property, equipment and software, and a decrease of RMB11.5 million (US$1.6 million) in accruals and other current liabilities.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2023 was RMB7.1 million (US$1.0 million), primarily attributable to purchase of property and equipment of RMB10.0 million (US$1.4 million), partially offset by proceeds of RMB2.9 million (US$0.4 million) from the disposal of property and equipment.

Financing Activities

Net cash used in financing activities in the six months ended June 30, 2023 was RMB16.0 million (US$2.2 million), primarily attributable to proceeds of RMB35.0 million (US$4.8 million) from bank borrowings, particularly offset by RMB51.0 million (US$7.0 million) in repayment of bank borrowings.

Capital Expenditure

We incurred capital expenditure of RMB10.0 million (US$1.4 million) for the six months ended June 30, 2023, primarily in connection with our expenditure for the purchase of property and equipment. These purchases primarily relate to equipment used for research and production activities.

Based upon our current operating plan, we believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months.

Update on Clinical Programs

GC012F

GC012F is a FasTCAR-enabled dual BCMA- and CD19-directed autologous CAR-T product candidate being studied in company-sponsored study in the United States for the treatment of relapsed/refractory multiple myeloma (r/r MM), and also in several investigator-initiated trials in China for the treatment of newly-diagnosed multiple myeloma (NDMM), B cell non-Hodgkin’s lymphoma (B-NHL) and systemic lupus erythematosus (SLE). GC012F is developed on the proprietary FasTCAR platform that enables overnight manufacturing.

Multiple Myeloma

Data from an investigator-initiated trial in China evaluating GC012F for the treatment of r/r MM was presented at American society of Clinical Oncology Annual Meeting 2023 (ASCO 2023) and European Hematology Association 2023 Congress (EHA 2023). 29 patients had been enrolled and treated as of the April 12, 2023 data cutoff date, of which 90% were classified as high-risk according to mSMART 3.0 criteria. As of the April 12, 2023 data cutoff date, GC012F achieved 93.1% overall response rate (ORR), 82.8% stringent complete response (sCR) rate, 100% minimal residual disease (MRD) negativity, and a median progression free survival (mPFS) of 38.0 months (95% CI: 11.8-NR). GC012F also consistently demonstrated favorable safety profile.

In January and February 2023, the FDA and China NMPA cleared our Investigational New Drug (IND) applications for GC012F in r/r MM, respectively. Patient enrollment is underway for the Phase 1b portion of the US company-sponsored study of GC012F in r/r MM.

In addition, an investigator-initiated trial in China evaluating GC012F in NDMM patients is ongoing. The first clinical data from this study was presented at 64th American Society of Hematology Annual Meeting and Exposition (ASH 2022). It was reported that GC012F achieved 100% ORR and 100% MRD negativity in 16 newly-diagnosed, high risk, transplant eligible patients across all dose levels. 75% of the treated patients did not experience any cytokine release syndrome (CRS). Updated data with additional patients and longer follow-up is expected to be presented at an international medical conference in the third quarter of 2023.

B cell Non-Hodgkin’s Lymphoma

Data from an investigator-initiated trial in China evaluating GC012F for the treatment of relapsed or refractory B-NHL was presented at ASCO 2023 and EHA 2023, where nine patients had been enrolled and treated as of the April 12, 2023 data cutoff date. All nine patients are classified as relapsed/refractory diffuse large B-cell lymphoma (DLBCL), the most challenging subtype of B-NHL. GC012F demonstrated potent and fast activity with 100% (9/9) ORR and 77.8% (7/9) complete response (CR) rate at three months and 66.7% (6/9) CR rate at 6 months. CRS was mostly Grade 1 (56%; 5/9). Grade 3 CRS was observed in one patient (duration of 2 days) with quick recovery after standard of care treatment. No Grade 4/5 CRS events occurred. No neurotoxicity or immune effector cell-associated toxicity (ICANS) of any grade were observed.

Systemic Lupus Erythematosus

An investigator-initiated trial in China evaluating GC012F for the treatment of refractory SLE has launched during the second quarter of 2023. The company anticipate to submit an IND application in 2023 to the US FDA to start a company-sponsored study in refractory SLE.

GC506

GC506 is SMART CARTTM-enabled CAR-T therapy targeting Claudin 18.2 for the treatment of Claudin 18.2-positive solid tumors. An investigator-initiated trial in China to study GC506 in Claudin 18.2-positive solid tumors has commenced in 2023.

GC007g

GC007g is a donor-derived CD19-directed allogeneic CAR-T product candidate being studied in an ongoing registrational Phase 1/2 clinical trial under a China IND for the treatment of r/r B-ALL. The first data from the Phase 1 company-sponsored study has been presented at EHA 2023. Among nine enrolled and treated patients, 100% patients achieved minimal residual disease negative complete remission with/without incomplete count recovery (MRD- CR/CRi) at day 28 after infusion of GC007g. At a median follow-up of 415 days (range 175-732), seven of nine patients remained in CR/CRi, while two patients had CD19 negative relapse. The 1-year progression-free survival and overall survival were 76.2% and 85.7%, respectively. Grade 1-3 CRS were reported and all resolved after treatment. No neurotoxicity or ICANS was observed. No chronic graft-versus-host disease occurred.

Reprioritization of Pipeline

The Company completed a strategic review of its clinical pipeline and will prioritize its resources on the clinical development of its most innovative and differentiated product candidates, such as FasTCAR GC012F. The Company expects to incur minimal expenses related to program discontinuations.

Closing of Private Placement

On August 10, 2023, the Company closed the previously announced private placement (the “Private Placement”) with a selected group of institutional and accredited healthcare specialist investors. Pursuant to the subscription agreements with the investors dated as of August 7, 2023, the Company issued and sold to the investors (i) an aggregate of 138,900,000 ordinary shares of the Company (the “Ordinary Shares”) (equivalent to 27,780,000 of the Company’s American depositary shares (“ADSs”)), at a purchase price equivalent to US$3.6 per ADS, and (ii) warrants to purchase up to 44,802,870 Ordinary Shares (equivalent to 8,960,574 ADSs) (the “Warrants”) at an exercise price equivalent to US$5.58 per ADS, representing a 55% premium to the purchase price of Ordinary Shares. The Company has received US$100 million in proceeds from the private placement of Ordinary Shares, and is entitled to receive up to an additional US$50 million if the Warrants are fully exercised. The Warrants will remain exercisable at the election of the investors within 24 months after the closing of the private placement.

The Company intends to use the net proceeds from the Private Placement to fund research and development of its clinical-stage product candidates and research programs and for working capital and other general corporate purposes. The proceeds from the Private Placement, combined with current cash, cash equivalents, is expected to be sufficient to fund the Company’s current operating plan up into the second half of 2026.